SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: July 19, 2017

List of materials

Documents attached hereto:

i) Announcement Regarding the Expected Closing of the Transfer of the Battery Business from Sony to Murata Manufacturing

July 19, 2017

Sony Corporation

Announcement Regarding the Expected Closing of the Transfer of the Battery Business from Sony to Murata Manufacturing

Sony Corporation made the above announcement on July 19, 2017.  For details, please see the attached press release.

The impact of the transfer of the battery business on Sony Corporation's consolidated financial results for the fiscal year ending March 31, 2018 is being evaluated.

July 19, 2017
Murata Manufacturing Co., Ltd.
Sony Corporation

Announcement Regarding the Expected Closing of the Transfer of the Battery Business from Sony to Murata Manufacturing

Murata Manufacturing Co., Ltd. ("Murata") and Sony Corporation ("Sony") today announced that all necessary regulatory approvals by the competition authorities in relevant countries for the transfer of the Sony Group's battery business to the Murata Group first announced on October 31, 2016 (the "Transfer") have been successfully obtained, and Murata and Sony now expect to complete the Transfer on September 1, 2017.

The closing of the Transfer remains subject to other customary closing conditions.

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